EXHIBIT 117



                        PIRELLI / SINTONIA PRESS RELEASE
                        --------------------------------

     PIRELLI AND SINTONIA: SALE OF OLIMPIA FOR 4.16 BILLION EUROS COMPLETED

Milan, 25 October 2007 - Pirelli & C. SpA, Sintonia SpA and Sintonia SA communicate that they have completed the agreement, signed last 4 May, relating to the sale of 100% of Olimpia SpA to Telco SpA, a company held by Assicurazioni Generali SpA, Intesa Sanpaolo SpA, Mediobanca SpA, Sintonia SA and Telefonica SA. The definitive price of the sale is 4,161 million euros. The transaction determines a positive impact on the net financial position of Pirelli of 3,329 million euros.